CAPITAL CITY
ENERGY GROUP

8351 North High Street, Suite 101
Columbus, Ohio 43235

July 15, 2008

Securities and Exchange Commission
Office of the Chief Accountant
Washington, DC 20549

Attn: Ta Tanisha Meadows
Staff Accountant

Re: Capital City Energy Group, Inc.
Item 4.01 Form 8-K
Filed June 30, 2008
File No. 333-140806

Dear Ms. Meadows:

In connection with the Securities and Exchange Commission's comment letter dated July 1, 2008 regarding our Item 4.01 Form 8-K originally filed on June 30, 2008, subsequent Form 8-K/A filed on July 14, 2008, and our response to your comment letter, please be advised that the Company understands and acknowledges the following:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need any further information from the Company, please do not hesitate to contact us.

Sincerely,

/s/Timothy W. Crawford
CEO